SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  December  2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

December 1, 2003 News Release

Minco Mining (the “Registrant”) wishes to advise that further to their November 5, 2003 and November 27, 2003 news release, the resource estimate on the Anba project was based on exploration work conducted by the current Chinese permit holder.  Management is very confident that the resource estimate on the Anba project will be verified by the independent qualified person.

The Registrant currently has 23,665,179 issued and outstanding common shares.

A copy of the Registrant's news releases dated December 1, 2003 is attached.

2.

Exhibits

2.1

News Release dated December 1, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    December 1, 2003

William Meyer

Director and Chairman

Exhibit 2.1

TSX: MMM
For Immediate Release	December 1, 2003

Further to the news releases dated November 5, 2003 and November 27, 2003, Minco Mining & Metals Corporation wishes to advise that the previously announced resource estimate on the Anba project was based on exploration work of 8,000m diamond drilling, 1,263 underground aditting and 18,632 m3 trenching conducted by the current Chinese permit holder over the last several years.  Management is very confident that the resource estimate on the Anba project provided by the Chinese parties will be verified by the independent qualified person.  The Company is committed to having the Technical Report prepared on an expedited basis.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the  Board.

For further information, please contact William Meyer or Ken Cai at Minco at1-888-288-8288 or (604) 688-8002  info@mincomining.ca

                                                                                                                                                                                    www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

3